Cistera Networks Delivers First Quarter Operating Profit, Revenues Up 40%

PLANO, Texas – August 13, 2010 – Cistera Networks® (OTCBB: CNWT) a leading provider of enterprise application platforms and engines for unified communications today reported results for the three month ended June 30th, 2010 (all figures in U.S. dollars and U.S. GAAP except EBITDA).

Revenue for the first quarter of fiscal 2011 was $0.644 million, up 21% from $0.51 million in the previous quarter and up 40% from $0.457 million in the same quarter of last year.

Net operating income for the quarter was $0.016 million, or $0.00 per share, compared with net loss of $0.11 million or $0.00 per share, in the same quarter last year. Earnings before Interest, Depreciation and Amortization, and Taxes (EBITDA) were positive $90,736 or 14% of revenue.

“The slowdown continues to affect our markets, particularly those of us that offer a premium Unified Communications solution,” says Cistera CEO Greg Royal “However we are seeing good progress in our pipeline and order book and have kept costs under control” he added.

About Cistera Networks, Inc.

Cistera Networks is a leading provider of enterprise application communications platforms and services.  The company blends powerful application infrastructure with industry-specific business processes, to deliver the benefits of voice, video and data convergence to the user.  Cistera’s industry-leading platform delivers the most reliable, scalable and secure application services for IP-based network environments.  Its broad portfolio of application services enables users to improve customer service and satisfaction, increase productivity and collaboration, improve responsiveness to critical incidents and to provide a safer environment. For more information, please see www.cistera.com

This release may be deemed to contain forward-looking statements that are subject to the safe harbor provisions of the Private Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Cistera Networks that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the documents filed by Cistera Networks with the SEC, specifically the most recent reports on Form 10-K and 10-Q, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Media and Investor Contact:
Cistera Networks Inc
972-381-4699 x75003
investors@cistera.com

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